**Schedule B of FORM SBSE-A**
**Section II - Item 13A**

| Schedule B | Item 13A Record: 1 | Data Point | Answer |
|---|---|---|---|
| | II.13A i | Firm or Organization Name | Microsoft Corporation |
| | II.13A i | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13A i | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | One Microsoft Way, Redmond, WA 98052-6399 |
| | II.13A i | Effective Date | 4/1/2021 |
| | II.13A i | Termination Date | |
| | II.13A i | Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A) | Cloud and server environment |
| Schedule B | Item 13A Record: 2 | Data Point | Answer |
| | II.13A ii | Firm or Organization Name | PageUp People Limited |
| | II.13A ii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13A ii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Level 10, 91 William St., Melbourne VIC 3000 |
| | II.13A ii | Effective Date | 1/1/2021 |
| | II.13A ii | Termination Date | 10/4/2023 |
| | II.13A ii | Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A) | Storage of Employment Applications |
| Schedule B | Item 13A Record: 3 | Data Point | Answer |
| | II.13A ii | Firm or Organization Name | British Telecommunications plc |
| | II.13A ii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13A ii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 1 Braham Street, London, UK E1 8EE |
| | II.13A ii | Effective Date | 8/31/2023 |
| | II.13A ii | Termination Date | |
| | II.13A ii | Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A) | Storage of Voice Recording Records |
| Schedule B | Item 13A Record: 4 | Data Point | Answer |
| | II.13A ii | Firm or Organization Name | MyComplianceOffice |
| | II.13A ii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13A ii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 2C Avonbeg, Long Mile Road, Dublin, Ireland |
| | II.13A ii | Effective Date | 3/4/2024 |
| | II.13A ii | Termination Date | |
| | II.13A ii | Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A) | Storage of regulatory records |

**Schedule B of FORM SBSE-A**
**Section II - Item 13B**

| Schedule B | Item 13B Record: 1 | Data Point | Answer |
|---|---|---|---|
| | II.13B i | Firm or Organization Name | J.P. MORGAN SECURITIES LLC |
| | II.13B i | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B i | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 383 MADISON AVENUE, NEW YORK NY 10179 |
| | II.13B i | Effective Date | 12/13/2012 |
| | II.13B i | Termination Date | n/a |
| | II.13B i | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | clearing agent |
| Schedule B | Item 13B Record: 2 | Data Point | Answer |
| | II.13B ii | Firm or Organization Name | Euroclear SA |
| | II.13B ii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B ii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Koning Albert ll-laan 1, B-1210 Sint-Joost-ten-Node, Belgium |
| | II.13B ii | Effective Date | 2/1/2020 |
| | II.13B ii | Termination Date | n/a |
| | II.13B ii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | custodian |
| Schedule B | Item 13B Record: 3 | Data Point | Answer |
| | II.13B iii | Firm or Organization Name | Euroclear Bank SA/NV |
| | II.13B iii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B iii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 1 Boulevard du Roi Albert II B-1210 Brussels, Belgium RPM Brussels 0429875591 |
| | II.13B iii | Effective Date | 3/21/2003 |
| | II.13B iii | Termination Date | n/a |
| | II.13B iii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | custodian |
| Schedule B | Item 13B Record: 4 | Data Point | Answer |
| | II.13B iv | Firm or Organization Name | JPMorgan Bank Luxembourg SA |
| | II.13B iv | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B iv | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 6, Route de Treves, L-2633 Senningerberg, Grand Duchy of Luxembourg |
| | II.13B iv | Effective Date | 11/12/2018 |
| | II.13B iv | Termination Date | n/a |
| | II.13B iv | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | custodian |
| Schedule B | Item 13B Record: 5 | Data Point | Answer |
| | II.13B v | Firm or Organization Name | JPMorgan Chase NA |
| | II.13B v | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B v | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 383 Madison Avenue, New York, NY 10179 |
| | II.13B v | Effective Date | 12/22/2020 |
| | II.13B v | Termination Date | n/a |
| | II.13B v | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | custodian |
| Schedule B | Item 13B Record: 6 | Data Point | Answer |
| | II.13B vi | Firm or Organization Name | BGC BROKERS LP - (BGCO) |

| | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|---|
| | II.13B vi | | |
| | II.13B vi | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | ONE CHURCHILL PLACE, CANARY WHARF, London, E14 5RD |
| | II.13B vi | Effective Date | 5/26/2017 |
| | II.13B vi | Termination Date | n/a |
| | II.13B vi | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 7** | **Data Point** | **Answer** |
| | II.13B vii | Firm or Organization Name | ICAP Equities Asia Limited |
| | II.13B vii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B vii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Unit 2902-2909, 29/F the Centre 99 Queen's Road Central HK |
| | II.13B vii | Effective Date | 3/27/2015 |
| | II.13B vii | Termination Date | n/a |
| | II.13B vii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 8** | **Data Point** | **Answer** |
| | II.13B viii | Firm or Organization Name | TP ICAP MARKETS LIMITED (ICAPSECLO) |
| | II.13B viii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B viii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Level 2, 155 Bishopsgate, London, E2M 3TQ |
| | II.13B viii | Effective Date | 1/11/2021 |
| | II.13B viii | Termination Date | MM DD YYYY |
| | II.13B viii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 9** | **Data Point** | **Answer** |
| | II.13B ix | Firm or Organization Name | KEPLER CAPITAL MARKETS SA |
| | II.13B ix | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B ix | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Route de Crassier 11, 1262 Eysin, Switzerland |
| | II.13B ix | Effective Date | 2/1/2015 |
| | II.13B ix | Termination Date | n/a |
| | II.13B ix | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 10** | **Data Point** | **Answer** |
| | II.13B x | Firm or Organization Name | KYTE BROKING LIMITED (KBLM) |
| | II.13B x | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B x | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Business Design Centre, 52 Upper Street, London Nt OQH |
| | II.13B x | Effective Date | 11/2/2011 |
| | II.13B x | Termination Date | n/a |
| | II.13B x | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 11** | **Data Point** | **Answer** |
| | II.13B xi | Firm or Organization Name | LOUIS CAPITAL MARKETS UK LLP (LOUI) |
| | II.13B xi | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xi | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 4th Floor 130 Wood Street, London EC2V 6DL, UK |

| | | | |
|---|---|---|---|
| | II.13B xi | Effective Date | 4/15/2014 |
| | II.13B xi | Termination Date | n/a |
| | II.13B xi | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 12** | **Data Point** | **Answer** |
| | II.13B xii | Firm or Organization Name | MARIANA CAPITAL MARKETS LLP |
| | II.13B xii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Spring Hill Farm, Keys Lane, Priors Marston, Warwickshire, CV47 7SA, UK |
| | II.13B xii | Effective Date | 5/5/2014 |
| | II.13B xii | Termination Date | n/a |
| | II.13B xii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 13** | **Data Point** | **Answer** |
| | II.13B xiii | Firm or Organization Name | MARIANA UFP LLP |
| | II.13B xiii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xiii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 100 Cannon Street, London, EC4N 6EU, UK |
| | II.13B xiii | Effective Date | 1/11/2018 |
| | II.13B xiii | Termination Date | n/a |
| | II.13B xiii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 14** | **Data Point** | **Answer** |
| | II.13B xiv | Firm or Organization Name | SQUARE GLOBAL MARKETS LLP |
| | II.13B xiv | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xiv | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 175 Piccadilly, London, W1J 9EN, UK |
| | II.13B xiv | Effective Date | 11/20/2014 |
| | II.13B xiv | Termination Date | n/a |
| | II.13B xiv | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 15** | **Data Point** | **Answer** |
| | II.13B xv | Firm or Organization Name | SUNRISE BROKERS LLP |
| | II.13B xv | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xv | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 6th Floor, 20 Triton Street, NW1 3BF, UK |
| | II.13B xv | Effective Date | Sep-18 |
| | II.13B xv | Termination Date | n/a |
| | II.13B xv | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| **Schedule B** | **Item 13B Record: 16** | **Data Point** | **Answer** |
| | II.13B xvi | Firm or Organization Name | TFS Derivatives LTD |
| | II.13B xvi | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xvi | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 1st Floor, 15 St Botolph Street, London, EC3A 7QX, UK |
| | II.13B xvi | Effective Date | 9/24/2007 |
| | II.13B xvi | Termination Date | n/a |

| | | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | |
|---|---|---|---|
| | II.13B xvi | | Inter-dealer execution broker |
| Schedule B | Item 13B Record: 17 | Data Point | Answer |
| | II.13B xvii | Firm or Organization Name | Tullett Prebon (securities) Limited |
| | II.13B xvii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xvii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 135 Bishopgate, London, EC2M 3TP, UK |
| | II.13B xvii | Effective Date | 3/24/2009 |
| | II.13B xvii | Termination Date | n/a |
| | II.13B xvii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| Schedule B | Item 13B Record: 18 | Data Point | Answer |
| | II.13B xviii | Firm or Organization Name | VANTAGE CAPITAL MARKETS HK |
| | II.13B xviii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xviii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 25/F 100 QRC, 100 Queen's Road Central, Central, Hong Kong |
| | II.13B xviii | Effective Date | 1/7/2009 |
| | II.13B xviii | Termination Date | n/a |
| | II.13B xviii | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| Schedule B | Item 13B Record: 19 | Data Point | Answer |
| | II.13B xix | Firm or Organization Name | Vantage Capital Markets London |
| | II.13B xix | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xix | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 2nd Floor, 70 St Mary Axe, London, EC3A 8BE, UK |
| | II.13B xix | Effective Date | unknown |
| | II.13B xix | Termination Date | n/a |
| | II.13B xix | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| Schedule B | Item 13B Record: 20 | Data Point | Answer |
| | II.13B xx | Firm or Organization Name | OTCEX HONG KONG LIMITED |
| | II.13B xx | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xx | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Unit 1-3, 31/F, Dah Sing Financial Centre, 248 Queen's Road East, Wan Chai, Hong Kong |
| | II.13B xx | Effective Date | 1/27/2014 |
| | II.13B xx | Termination Date | n/a |
| | II.13B xx | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |
| Schedule B | Item 13B Record: 21 | Data Point | Answer |
| | II.13B xx | Firm or Organization Name | HPC SA |
| | II.13B xx | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.13B xx | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 22 rue des Capucines, Paris, France 75002 |
| | II.13B xx | Effective Date | 11/26/2021 |
| | II.13B xx | Termination Date | n/a |
| | II.13B xx | Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) | Inter-dealer execution broker |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 i | Firm or Organization Name | Macquarie Group Limited |
| | II.14 i | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.14 i | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 i | Effective Date | 11/13/2007 |
| | II.14 i | Termination Date | n/a |
| | II.14 i | Briefly describe the nature of the control or agreement (ITEM 14) | Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited. |
| **Schedule B** | **Item 14 Record: 2 Additional Response** | **Data Point** | **Answer** |
| | II.14 ii | Firm or Organization Name | Macquarie B.H. Pty Limited |
| | II.14 ii | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.14 ii | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 ii | Effective Date | 11/19/2007 |
| | II.14 ii | Termination Date | n/a |
| | II.14 ii | Briefly describe the nature of the control or agreement (ITEM 14) | Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited. |
| **Schedule B** | **Item 14 Record: 3** | **Data Point** | **Answer** |
| | II.14 iii | Individual Name | Alexander H. Harvey |
| | II.14 iii | CRD, NFA, and/or IARD Number (if any) | NFA ID 0511120 |
| | II.14 iii | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 iii | Effective Date | 1/1/2018 |
| | II.14 iii | Termination Date | n/a |
| | II.14 iii | Briefly describe the nature of the control or agreement (ITEM 14) | Chief Financial Officer of Macquarie Bank Limited |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Alex Harvey joined Macquarie in August 1998. He currently is the Chief Financial Officer of Macquarie Group and also the Executive Chairman of Macquarie Group in Asia. Before being appointed CFO in November 2017, Alex was the Global Head of the Principal Transaction Group in Macquarie Capital and a member of Macquarie Capitals Management Committee. Alex was the first Chief Executive Officer of Macquarie operations in Asia where he was responsible for a business with more than 3,400 staff across 14 locations. Alex has more than 20 years experience in the financial services industry across Australia, Asia, Europe and the United States. In August 2015, Alex was appointed Chairman of the Police Citizens Youth Clubs NSW Board. Alex is also a Board member of High Resolves. Alex holds a Master of Commerce, Bachelor of Economics from Sydney University and is a member of the Institute of Chartered Accountants. |
| | II.14 iii | | |
| **Schedule B** | **Item 14 Record: 4** | **Data Point** | **Answer** |
| | II.14 iii | Individual Name | Shemara Wikramanayake |
| | II.14 iii | CRD, NFA, and/or IARD Number (if any) | NFA ID 0460609 |
| | II.14 iii | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 iii | Effective Date | 8/1/2018 |
| | II.14 iii | Termination Date | n/a |
| | II.14 iii | Briefly describe the nature of the control or agreement (ITEM 14) | Executive voting Director of Macquarie Bank Limited and Chief Executive Officer of Macquarie Group |
| | II.14 iii | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Shemara Wikramanayake has been Macquarie Group Managing Director and CEO since December 2018. Shemara joined Macquarie in 1987 in Macquarie Capital in Sydney. In her time at Macquarie, Shemara has worked in six countries and across several business lines, establishing and leading Macquarie's corporate advisory offices in New Zealand, Hong Kong and Malaysia, and the infrastructure funds management business in the US and Canada. Shemara has also served as Chair of the Macquarie Group Foundation. As Head of Macquarie Asset Management for 10 years before her appointment as CEO, Shemara led a team of 1,600 staff in 24 markets. Macquarie Asset Management grew to become a world-leading manager of infrastructure and real assets and a top 50 global public securities manager. In 2018, Shemara was appointed a Commissioner of the Global Commission on Adaptation, a World Bank-led initiative to accelerate climate adaptation action and create concrete solutions which enhance resilience. |
| **Schedule B** | **Item 14 Record: 5** | **Data Point** | **Answer** |
| | II.14 v | Individual Name | Jillian R. Broadbent |
| | II.14 v | CRD, NFA, and/or IARD Number (if any) | NFA ID 0518914 |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 v | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 v | Effective Date | 11 05 2018 |
| | II.14 v | Termination Date | n/a |
| | II.14 v | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 v | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Jillian Broadbent has extensive investment banking industry knowledge and markets expertise, including a deep knowledge of risk management and regulation in these areas. She also has considerable executive management and listed company board experience. Ms Broadbent spent 22 years at Bankers Trust Australia until 1998, initially as an economic strategist and then as executive director responsible for risk management and derivatives in foreign exchange, interest rates and commodities.<br><br>Ms Broadbent was also a Member of the Reserve Bank of Australia Board between 1998 and 2013 and has previously served as Chair of the Board of Clean Energy Finance Corporation (CEFC), and as a director of ASX Limited, SBS, Coca Cola Amatil Limited, Woodside Petroleum Limited, Qantas Airways Limited, Westfield Management Limited and Woolworths Group Limited. |
| **Schedule B** | **Item 14 Record: 6 Additional Response** | **Data Point** | **Answer** |
| | II.14 vi | Individual Name | Philip M. Coffey |
| | II.14 vi | CRD, NFA, and/or IARD Number (if any) | NFA ID 451249 |
| | II.14 vi | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 vi | Effective Date | 08 28 2018 |
| | II.14 vi | Termination Date | n/a |
| | II.14 vi | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 vi | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Phil Coffey served as the Deputy Chief Executive Officer (CEO) of Westpac Banking Corporation, from April 2014 until his retirement in May 2017. As the Deputy CEO, Mr Coffey had the responsibility of overseeing and supporting relationships with key stakeholders of Westpac including industry groups, regulators, customers and government. He was also responsible for the Group's Mergers & Acquisitions function. Prior to this role, Mr Coffey held a number of executive positions at Westpac beginning in December 2005, including Chief Financial Officer and Group Executive, Westpac Institutional Bank.<br><br>He has successfully led operations based in Australia, New Zealand, the United States, the United Kingdom and Asia and has extensive experience in financial markets, funds management, balance sheet management and risk management. He began his career at the Reserve Bank of Australia and has also held executive positions at the AIDC Limited and Citigroup. |
| **Schedule B** | **Item 14 Record: 7 Additional Response** | **Data Point** | **Answer** |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 vii | Individual Name | Michael J. Coleman |
| | II.14 vii | CRD, NFA, and/or IARD Number (if any) | NFA ID 454205 |
| | II.14 vii | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 vii | Effective Date | 11 09 2012 |
| | II.14 vii | Termination Date | |
| | II.14 vii | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 vii | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | After a career as a senior audit partner with KPMG for 30 years, Michael Coleman has been a professional Non-Executive Director since 2011. He has significant experience in risk management, financial and regulatory reporting and corporate governance.<br><br>Mr Coleman has been the Chairman of Bingo Industries Limited and ING Management Limited, a member of the Audit Committee of the Reserve Bank of Australia and a member of the Financial Reporting Council, including terms as Chairman and Deputy Chairman. During his time with KPMG, Mr Coleman was a financial services specialist, providing audit and advisory services to large banks, investment banks and fund managers. He was KPMG's inaugural National Managing Partner Assurance and Advisory from 1998 to 2002, National Managing Partner for Risk and Regulation from 2002 to 2010, and Regional Leader for Asia Pacific Quality and Risk Management from 2002 to 2011. |
| Schedule B | Item 14 Record: 8 Additional Response | Data Point | Answer |
| | II.14 viii | Individual Name | Rebecca J. McGrath |
| | II.14 viii | CRD, NFA, and/or IARD Number (if any) | NFA ID 0536543 |
| | II.14 viii | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 viii | Effective Date | 01 20 2021 |
| | II.14 viii | Termination Date | n/a |
| | II.14 viii | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 viii | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Rebecca McGrath is an experienced professional company director and Chairman, with substantial international business experience. She spent 25 years at BP plc. from January 1989 through January 2011 where she held various executive positions, including Chief Financial Officer Australasia and served as a member of BP's Executive Management Board for Australia and New Zealand.<br><br>Ms McGrath has served as a director of CSR Limited, Big Sky Credit Union and Incitec Pivot Ltd, and as Chairman of Kilfinan Australia. She is a former member of the JP Morgan Advisory Council. She has attended executive management programmes at Harvard Business School, Cambridge University and MIT in Boston. |
| Schedule B | Item 14 Record: 9 Additional Response | Data Point | Answer |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 ix | Individual Name | Michael Roche |
| | II.14 ix | CRD, NFA, and/or IARD Number (if any) | NFA ID 0536581 |
| | II.14 ix | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 ix | Effective Date | 01 20 2021 |
| | II.14 ix | Termination Date | n/a |
| | II.14 ix | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 ix | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Mike Roche has over 40 years' experience in the finance sector as a highly skilled and experienced provider of strategic, financial, mergers and acquisitions, and capital advice to major corporate, private equity and government clients. He held senior positions with AXA Australia as a qualified actuary and Capel Court/ANZ Capel Court.<br><br>Mr Roche spent from January 1993 to January 2016 at Deutsche Bank and was Head of Mergers and Acquisitions (Australia and New Zealand) for 10 years where he advised on major takeovers, acquisitions, privatisations, and divestments. He stepped down as Deutsche Bank's Chairman of Mergers and Acquisitions (Australia and New Zealand) in 2016. He was a member of the Takeovers Panel for two terms from 2008 to 2014. |
| Schedule B | Item 14 Record: 10 Additional Response | Data Point | Answer |
| | II.14 x | Individual Name | Nicole G. Sorbara |
| | II.14 x | CRD, NFA, and/or IARD Number (if any) | NFA ID 0511090 |
| | II.14 x | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 x | Effective Date | 01 01 2013 |
| | II.14 x | Termination Date | n/a |
| | II.14 x | Briefly describe the nature of the control or agreement (ITEM 14) | Global Chief Operating Officer of Macquarie Bank Limited |
| | II.14 x | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Nicole Sorbara is a Chartered Accountant and has more than 25 years' experience in accounting and financial services. She joined Macquarie in 1996. Nicole is Group Head of Corporate Operations Group (COG) and Global Chief Operating Officer (COO) and has been on the Macquarie Group Executive Committee since 1 January 2013. She leads a global team of 4,000 people across 22 countries covering Digital Transformation & Data, Technology, Market Operations, Human Resources, Business Services, Business Improvement & Strategy, and Macquarie Group Foundation. |
| Schedule B | Item 14 Record: 11 Additional Response | Data Point | Answer |
| | II.14 xi | Individual Name | Glenn R. Stevens |
| | II.14 xi | CRD, NFA, and/or IARD Number (if any) | NFA ID 0510224 |

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 xi | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 xi | Effective Date | 11 01 2017 |
| | II.14 xi | Termination Date | n/a |
| | II.14 xi | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 xi | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Glenn Stevens worked at the highest levels of the Reserve Bank of Australia (RBA) for 20 years, including holding the roles of Head of the Economic Analysis Department and Head of the International Department.  As well as developing Australia's successful inflation targeting framework for monetary policy, he played a significant role in central banking internationally. Most recently, he was Governor of the Reserve Bank of Australia between 2006 and 2016.

Mr Stevens has also made key contributions to a number of Australian and international boards and committees, including as chair of the Australian Council of Financial Regulators between 2006 and 2016, as a member of the Financial Stability Board and on a range of G20 committees. |

| Schedule B | Item 14 Record: 14 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 xiv | Individual Name | Stuart Green |
| | II.14 xiv | CRD, NFA, and/or IARD Number (if any) | NFA ID 0541286 |
| | II.14 xiv | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 xiv | Effective Date | 07 01 2021 |
| | II.14 xiv | Termination Date | n/a |
| | II.14 xiv | Briefly describe the nature of the control or agreement (ITEM 14) | CHIEF EXECUTIIVE OFFICER OF MACQUARIE BANK LIMITED |
| | II.14 xiv | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Stuart joined Macquarie Group in 2001 and was appointed Group Treasurer in August 2013, a role he held until July 2021 when he was appointed the Chief Executive Officer of Macquarie Bank Limited.

On joining Macquarie, Stuart worked in the Corporate & Asset Finance group, responsible for originating asset financing transactions for Macquarie. In 2002, Stuart assumed responsibility for investor relations for Macquarie's listed airport fund, Macquarie Airports, before moving to become Global Head of Investor Relations for Macquarie's portfolio of listed funds. In 2008 he was appointed Macquarie Group's Head of Corporate Communications and Investor Relations, responsible for managing the Group's relationships with investors and analysts, |

| Schedule B | Item 14 Record: 14 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 xv | Individual Name | Michelle A. Hinchliffe |
| | II.14 xv | CRD, NFA, and/or IARD Number (if any) | NFA ID 0547381 |
| | II.14 xv | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.14 xv | Effective Date | |

**Schedule B of FORM SBSE-A**
**Section II - Item 14**

| Schedule B | Item 14 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.14 xv | Termination Date | n/a |
| | II.14 xv | Briefly describe the nature of the control or agreement (ITEM 14) | INDEPENDENT VOTING DIRECTOR |
| | II.14 xv | For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service). | Michelle Hinchliffe has more than 35 years' professional experience within the financial services sector in the United Kingdom and Australia, with extensive experience in leading large global teams in the provision of external audit, internal audit and advisory services to clients across financial services.

Michelle was Chair of Audit, KPMG UK from May 2019 to September 2021, a board member of KPMG UK from May 2019 to February 2022, and Head of Audit, KPMG UK from September 2017 to April 2019. Prior to this she was Global Lead Audit Partner for a global banking institution, and the Head of Financial Services for KPMG Australia, where she was also a member of the board. |

**Schedule B of FORM SBSE-A**
**Section II - Item 15**

| Schedule B | Item 15 Record: 1 Additional Response | Data Point | Answer |
|---|---|---|---|
| | II.15 i | Firm or Organization Name | Macquarie Group Limited |
| | II.15 i | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
| | II.15 i | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | Level 6, 50 Martin Place, Sydney, Australia, 2000 |
| | II.15 i | Effective Date | 11/13/2007 |
| | II.15 i | Termination Date | n/a |
| | II.15 i | Briefly describe the method and amount of financing (ITEM 15) | Macquarie Bank Limited ("MBL") has access to additional funding through customer deposits, wholesale issued paper, and other equity, debt and hybrid funding sources.  MBL also accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposit and, as an authorized deposit-taking institution, has access to liquidity from the Reserve Bank of Australia's daily market operations. |
| Schedule B | Item 15 Record: 1 Additional Response | Data Point | Answer |
| | II.15 ii | Firm or Organization Name | Macquarie B.H. Pty. Ltd. |